May 26, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Facsimile: (202) 772-9198
Attention: Jeffrey P. Riedler
Dan Greenspan
Preston Brewer

VIA EDGAR

Re:	PlasmaTech Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 Filed on May 15, 2015 File No. 333-204179

Dear Mr. Riedler:

Effective immediately, the undersigned hereby withdraws the request for acceleration sent to your office via EDGAR on May 26, 2015, which requested that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on May 27, 2015, or as soon as practicable thereafter.

Should you have any questions regarding this withdrawal, please do not hesitate to contact Jack Concannon of Morgan Lewis & Bockius LLP, counsel to the Company, at (617) 951-8874.

Very Truly Yours,

PlasmaTech Biopharmaceuticals, Inc.

By:	/s/ Jeffrey B. Davis
Name:	Jeffrey B. Davis
Title:	Chief Operating Officer